08029261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis	Tennessee	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Mann, President (901) 818-6010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	Tennessee	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 27 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

MA 3/11

JD 3/26/08

OATH OR AFFIRMATION

I, Paul Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of December 31, 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

YVONIA A. FOSTER NOTARY PUBLIC AT LARGE SHELBY COUNTY, TN My Commission Exp. 4-28-09

Sworn and
subscribed to before me this
27th day of February, 2008

Paul Mann
President

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [2] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [3] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [4] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [4] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) See note 8 included in Notes to Financial Statements.
(2) See note 7 to Notes to Financial Statements.
(3) As discussed in note 7 included in Notes to Financial Statements, the Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.
(4) Not applicable.

KPMG

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Annual Report on Form X-17A-5 Part III

Year Ended December 31, 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of First Tennessee Brokerage, Inc. (the Company), a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Brokerage, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2008

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents:		
Securities purchased under agreement to resell	$	39,906,842
Cash and other cash equivalents		261,945
		40,168,787
Securities owned		14,229,347
Receivable from broker		1,063,496
Furniture, equipment, and leasehold improvements, net		1,151,625
Prepaid pension expense		2,807,747
Prepaid expenses and other assets		2,415,526
	$	61,836,528

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	3,406,526
Due to First Tennessee Bank National Association		1,206,912
		4,613,438
Shareholder's equity:		
Common stock – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		4,541,944
Retained earnings		53,190,101
Accumulated other comprehensive loss		(533,955)
		57,223,090
	$	61,836,528

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Income

Year ended December 31, 2007

Revenues:		
Brokerage commissions	$	20,533,502
Management advisory fees		4,857,443
Mutual fund commissions		4,802,591
Mutual fund distribution fees		3,959,445
Principal transactions		3,505,517
Interest income		1,429,581
Other income		5,220,304
		44,308,383
Expenses:		
Compensation and benefits		23,680,215
Clearing expenses		2,654,885
Telephone and postage		1,083,822
Professional fees		493,795
Travel and entertainment		359,510
Operations services		215,868
Depreciation and amortization		197,799
Other losses		193,965
Other operating expenses		1,024,164
		29,904,023
Income before income taxes		14,404,360
Income tax expense		5,585,549
Net income	$	8,818,811

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2007

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Shares	Amount				
Balance, December 31, 2006	2,000	$ 25,000	2,862,151	44,371,290	(716,003)	46,542,438
Net income	—	—	—	8,818,811	—	8,818,811
Other comprehensive income:						
Unrealized fair value adjustments on securities available for sale, net of tax	—	—	—	—	13,932	13,932
Comprehensive income						8,832,743
Stock-based compensation expense	—	—	121,300	—	—	121,300
Excess tax benefit on stock option exercise	—	—	1,558,493	—	—	1,558,493
Adjustment to reflect adoption of measurement date provisions for SFAS No. 158	—	—	—	—	168,116	168,116
Balance, December 31, 2007	2,000	$ 25,000	4,541,944	53,190,101	(533,955)	57,223,090

See accompanying notes to financial statements.

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	8,818,811
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		197,799
Deferred taxes		407,073
Excess tax benefit on stock option exercises		(1,558,493)
Stock-based compensation expense		121,300
Changes in:		
Receivable from broker		(648,797)
Prepaid expenses and other assets		164,445
Due to/from FTBNA		1,196,116
Accounts payable and accrued expenses		469,649
Net cash provided by operating activities		9,167,903
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(292,259)
Purchases of agency securities		(670,324)
Net cash used in investing activities		(962,583)
Cash flows from financing activities:		
Excess tax benefit on stock option exercises		1,558,493
Net cash used in financing activities		1,558,493
Increase in cash and cash equivalents during the year		9,763,813
Cash and cash equivalents, beginning of year		30,404,974
Cash and cash equivalents, end of year	$	40,168,787

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHNC). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) and National Securities Clearing Corporation (NSCC) on a fully disclosed basis. The Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS and NSCC.

(b) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company paid approximately $3,341,000 in income taxes during the year ended December 31, 2007.

(c) Securities Transactions and Revenue Recognition

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity securities and mutual funds are recorded on a trade date basis. Commission revenues related to sales of annuities are recorded in the period when earned, upon the expiration of contractually required rescission periods.

In addition to brokerage services, the Company provides ongoing advisory and investment management services to clients. Fees are from managing portfolios that include a broad allocation to asset classes and sub-classes and are based on the market value of the assets that are managed. The Company recognizes these fees as earned.

Revenues from principal transactions represent net gains and losses realized on principal trading activity related to commercial paper and government and government agency debt securities. Such gains and losses are recorded on a trade date basis.

(Continued)

Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and reported net of tax, as a component of other comprehensive income within shareholder's equity.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from various mutual funds pursuant to Rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. These mutual fund distribution fees are recognized during the period earned.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of office furniture and fixtures, computer and other electronic data processing equipment, and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

Effective January 1, 2007, the Company elected early adoption of the final provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS No. 158), which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements, and resulted in an increase in equity of approximately $168,000.

(g) Accounting for Uncertainty in Income Taxes

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Adoption of FIN 48 requires a cumulative effect adjustment to the beginning balance of retained earnings for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption. The adoption of FIN 48 did not require an adjustment to the beginning balance of retained earnings as the Company did not have any uncertain tax positions at the time of adoption.

(Continued)

(h) Accounting Changes Issued but Not Currently Effective

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as non-financial assets and liabilities which are remeasured at least annually. Upon adoption, the Company does not expect a material impact to its statement of financial condition or results of operations.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. The Company is currently assessing the impacts of adopting SFAS No. 159 but does not expect it to be material to its financial condition or results of operations.

(2) Securities

Due to net capital requirements, the Company holds investments in two agency securities. The fair values of the securities at December 31, 2007 are approximately $6,949,000 and $6,811,000. The securities have par values of $6,975,000 and $6,790,000 and coupon rates of 2.75% and 5.125%, respectively. The securities mature on March 15, 2008 and April 18, 2008, respectively. The Company also has approximately $470,000 in money market fund instruments at December 31, 2007.

(3) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2007 consist of the following:

Furniture	$	1,520,931
Equipment		461,615
Leasehold improvements		807,169
Furniture, equipment, and leasehold improvements, at cost		2,789,715
Accumulated depreciation and amortization		1,638,090
Furniture, equipment, and leasehold improvements, net	$	1,151,625

(4) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the income taxes, which would be provided by the Company on a consolidated basis. For state income taxes, the Company provides for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the apportionment factor, which would be required if the Company filed on a stand-alone basis. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2007 intercompany charge in lieu of income taxes of approximately $5,585,000 consists of approximately $4,202,000 and $976,000 of current federal and state taxes, respectively, and approximately $407,000 of deferred taxes. At December 31, 2007, approximately $1,207,000 was due to FTBNA for overpayment of intercompany charges in lieu of taxes and is reflected in the accompanying statement of financial condition.

The difference between the intercompany charge and the amount that results from applying the statutory federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally a result of an intercompany charge for state income taxes.

Deferred income taxes are provided for the tax effect of certain temporary differences, primarily representing fixed asset depreciation, prepaid pension expense, stock-based compensation, and amortization of premium on purchased assets.

(5) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2007, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, overnight reverse repurchase agreements (securities purchased under agreements to resell) and noninterest-bearing checking accounts, are held with or managed by FTBNA and its affiliates. Interest income earned during 2007

related to these investments was approximately $798,000. The Company leases office space from FTBNA, for which the Company paid approximately $83,000 during 2007, which is included in other operating expenses in the statement of income. Also, during 2007, the Company paid approximately $33,000 to FTBNA for computer software and related expenses, which are included as a component of operations services on the statement of income, and paid approximately $414,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the statement of income.

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was approximately $863,000 in 2007, which is included in compensation and benefits on the statement of income.

Certain employees of the Company also receive nonqualified stock options issued by FHNC. The impact of these transactions totaled approximately $121,000 and is included as a component of compensation and benefits expense on the statement of income.

(6) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or six and 6-⅔% of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2007, the Company's net capital, as defined, was approximately $9,512,000, which was approximately $9,198,000 greater than its required net capital of approximately $314,000.

(7) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS and NSCC on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(8) Changes in Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2007, there were no liabilities subordinated to the claims of general creditors.

(9) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the financial statements of the Company.

As discussed in note 1, the Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties.

Schedule I

FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Computation of Net Capital

December 31, 2007

Total shareholder's equity	$	57,223,090
Less nonallowable assets:		
Reverse repurchase agreement with affiliate		(39,906,842)
Other nonallowable assets and deductions		(7,755,830)
Net capital, before haircut on securities		9,560,418
Less haircut on securities		(48,493)
Net capital, as defined		9,511,925
Net capital required		314,004
Excess net capital	$	9,197,921

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by First Tennessee Brokerage, Inc. as of December 31, 2007.

See accompanying independent auditors' report.

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In planning and performing our audit of the financial statements and supplemental computation of net capital of First Tennessee Brokerage, Inc. (the Company), a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
February 26, 2008

END